# LIMITED LIABILITY COMPANY
# OPERATING AGREEMENT OF
# ESCAPING OHIO LLC

This agreement is made effective on the __17__ day of _____April_____ , ___2021___ among the member(s) and the company.

**1. Formation.** A limited liability company (LLC) of the above name has been formed under the laws of the State of Ohio by filing Articles of Organization (or similar organizing document) with the Secretary of State (or other appropriate office) on 04/17/2021. The purpose of the business shall be to carry on any activity which is lawful under the jurisdiction in which it operates. The LLC may operate under a fictitious name or names as long as the LLC is in compliance with applicable fictitious name registration laws. The term of the LLC shall be perpetual or until dissolved as provided by law or by vote of the member(s) as provided in this agreement. Upon dissolution the remaining members shall have the power to continue the operation of the LLC as long as necessary and allowable under state law until the winding up of the affairs of the business has been completed.

**2. Members.** The name and address of each initial limited liability company member is:

JESSICA MICHAEL DAVIS
129 MENAHAN ST APT 1R
BROOKLYN , NY 11221

COLLIN KELLY SORDELET
46 FOREST ST
MONTCLAIR , NJ 07042

**3. Contributions.** The capital contribution of each limited liability company member in exchange for their LLC ownership is:

| Name | LLC Ownership | Capital Contribution |
|---|---|---|
| JESSICA MICHAEL DAVIS | 60% | $ 0 |
| COLLIN KELLY SORDELET | 40% | $ 0 |

**NOTE:** The capital contribution may be in the form of cash (or cash equivalents), labor or services (past or future), or property/equipment/assets other than cash. Regardless of the type of capital contribution, it should be expressed above in a dollar equivalent value that is agreed upon by all limited liability company members. Additionally, there may be accounting/tax ramifications for individuals contributing capital other than cash.

**4. Profit and Loss.** The profits and losses of the limited liability company shall be distributed amongst the members in proportion with the ownership of each member by default, but this may be changed at any time upon a unanimous vote of the members.

**5. Distributions.** The limited liability company shall have the power to make distributions to its members in such amounts and at such intervals as a majority of the members deem appropriate according to law.

**6. Management.** The limited liability company shall be managed by all LLC members. Any member may bind the LLC in all matters in the ordinary course of LLC business. In the event of a dispute between members, final determination shall be made with a vote by the members, votes being proportioned according to capital contributions.

**7. Registered Agent.** For receipt of official legal and tax correspondence from the State of Ohio, the registered agent of the limited liability company (sometimes known as a resident agent, statutory agent, agent for service of process, or delivery of service address) shall be maintained in accordance with the requirements of the State of Ohio.

**8. Assets.** The assets of the limited liability company shall be registered in the legal name of the LLC and not in the names of the individual members, unless approved by a majority vote of the members.

**9. Records and Accounting.** The limited liability company shall keep an accurate accounting of its affairs using any method of accounting allowed by law. All members shall have a right to inspect the records during normal business hours. The members shall have the power to hire such accountants as they deem necessary or desirable.

**10. Banking.** The members of the limited liability company shall be authorized to set up bank accounts as in their sole discretion are deemed necessary and are authorized to execute any banking resolutions provided by the institution in which the accounts are being set up, or by adopting their own resolution.

**11. Taxes.** The limited liability company shall file such tax returns as required by law. The LLC shall elect to be taxed as a majority of the members decide is in their best interests. The "tax matters partner," as required by the Internal Revenue Code, shall be appointed by unanimous consent of the members.

**12. Separate Entity.** The limited liability company is a legal entity separate from its members. No member shall have any separate liability for any debts, obligations, or liability of the LLC except as provided in this agreement.

**13. Indemnity and Exculpation.** The limited liability company shall indemnify and hold harmless its members, managers, employees, officers, and agents to the fullest extent allowed by law for acts or omissions done as part of their duties to or for the LLC. Indemnification shall include all liabilities, expenses, attorney and accountant fees, and other costs reasonably expended. No member shall be liable to the LLC for acts done in good faith.

**14. Meetings.** The members shall have no obligation to hold annual or any other meeting, but may hold such meetings if they deem them necessary or desirable.

**15. Amendment of this Agreement.** This agreement may not be amended except in writing signed by all of the members.

**16. Conflict of Interest.** No member shall be involved with any business or undertaking which competes with the interests of the limited liability company except upon agreement in writing by all of the members.

**17. Deadlock.** In the event that the members cannot come to an agreement on any matter the members agree to submit the issue to mediation to be paid for by the limited liability company. In the event the mediation is unsuccessful, they agree to seek arbitration under the rules of the American Arbitration Association.

**18. Dissociation of a Member.** A member shall have the right to discontinue membership upon giving thirty days notice. A member shall cease to have the right to membership upon death, court-ordered incapacity, bankruptcy or expulsion. The limited liability company shall have the right to buy the interest of any dissociated member at fair market value.

**19. Dissolution.** The limited liability company shall dissolve upon the unanimous consent of all the members or upon any event requiring dissolution under state law. In the event of the death, bankruptcy, permanent incapacity, or withdrawal of a member the remaining members may elect to dissolve or to continue the operation of the LLC.

**20. General Provisions.** This agreement is intended to represent the entire agreement between the parties. In the event that any party of this agreement is held to be contrary to law or unenforceable, said party shall be considered amended to comply with the law and such holding shall not affect the enforceability of other terms of this agreement. This agreement shall be binding upon the heirs, successors, and assigns of the members.

**IN WITNESS whereof, the members of the limited liability company sign this agreement and adopt it as their operating agreement this __17__ day of ___April___ , _2021_ .**

_____
**JESSICA MICHAEL DAVIS ,
MEMBER**

_____
**COLLIN KELLY SORDELET ,
MEMBER**